Howard Groedel Partner
DIRECT	216.583.7118
DIRECT FAX	216.583.7119
EMAIL	hgroedel@ubglaw.com

December 4, 2024

VIA EDGAR AND OVERNIGHT DELIVERY

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Ruairi Regan

Re:	RANGE IMPACT, INC.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 14, 2024
File No. 333-279203

Dear Mr. Regan:

We are writing this letter to respond to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated December 2, with respect to Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment No. 1”) filed by Range Impact, Inc. (the “Company”) on November 14, 2024. For your convenience, we have repeated your comments in italics followed by the Company’s response. Simultaneously with the filing of this letter, the Company is filing Amendment No. 2 (the “Amendment No. 2”) to the Registration Statement to reflect changes made in response to the comments set forth in the Comment Letter. All page references herein are to Amendment No. 2 filed on the date hereof.

Please find enclosed (in the overnight delivery package) four copies of the Amendment marked to show changes from Amendment No. 1.

Amended Registration Statement on Form S-1:

Our Business, page 5

1.	We note your response to prior comment 4 and your revised disclosure. Please reconcile your disclosure on page 5 that you commenced researching the development of cannabinoid pharmaceutical candidates known as cannabosides principally for the treatment of serious neurological and inflammatory disorders, a research activity you continue to conduct, with your disclosure elsewhere that you are no longer in the cannabinoid drug development business. Also, please describe your interests in Placer Biosciences, Inc. and provide a brief description of that business.

1660 West 2nd Street Suite 1100 Cleveland, OH 44113-1406	FIRM 216.583.7000	FAX 216.583.7001

RESPONSE:

The Prospectus has been revised to reflect that the Company no longer conducts the referenced research activity. As noted on page 22 of Amendment No. 1 (and Amendment No. 2), on September 30, 2024, the Company entered into a Stock Purchase Agreement with Placer Biosciences, Inc. pursuant to which the Company sold to Placer all of the Company’s common stock in Graphium Biosciences, Inc., the wholly-owned subsidiary of the Company that carried out the cannabinoid drug development business, in exchange for (i) a warrant exchangeable into 1,000 shares of Placer common stock, exercisable at $0.01 per share, expiring September 30, 2034, and subject to certain anti-dilution adjustments; (ii) de minimis cash consideration; and (iii) 50% of any equipment sale proceeds realized by Placer during the 12-month period following the closing. Other than the consideration received by the Company in the Stock Purchase Agreement (a copy of which is attached to the Registration Statement as Exhibit 10.11), the Company has no involvement in the business being conducted by Placer. That being said, it is the Company’s understanding that Placer is seeking to conduct a cannabinoid drug development business.

Signatures, page 36

2.

Refer to prior comment 13. Please revise the signature section to also have Patricia Missal sign below the signature block which references this registration statement has been signed by the following persons in the capacities and on the dates indicated.

RESPONSE:

The signature section on page 36 has been revised to include the signature of Patricia Missal in her capacities as Principal Accounting Officer and Principal Financial Officer and on the dates indicated.

Exhibits 5.1, 23.1 and 107 will be updated as appropriate. If you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Howard Groedel

Howard Groedel

cc: Michael Cavanaugh, Chief Executive Officer, Range Impact, Inc.